Exhibit 4.2

ASSET & LIABILITY RE-ALLOCATION AGREEMENT

This Asset  & Liability Re-Allocation Agreement (this "Agreement") is entered into as of May 31, 2010, by and between Elbit Vision Systems Ltd., a company organized under the laws of the State of Israel with its offices at 1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030,, Israel ("EVS") and ScanMaster Systems (IRT) Ltd., a company organized under the laws of the State of Israel with its offices at 1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030, ("ScanMaster") (EVS together with ScanMaster, the "Parties").

WITNESSETH:

WHEREAS,	ScanMaster is a wholly owned subsidiary of EVS; and

WHEREAS,	the Parties have jointly utilized assets and have had common management and other functions; and

WHEREAS,	the EVS, ScanMaster and other parties have entered into an agreement for the sale of ScanMaster to a group of Purchasers (the "SPA"); and

WHEREAS,
ScanMaster and IRT ScanMaster Inc. a company organized under the laws of the State of New Hampshire with its offices at 319, Garlington Road, Suite B4, Greenville, South Carolina, USA and a wholly owned subsidiary of EVS ("Scan Inc."), have entered into an agreement dated May 31, 2010 for the sale of certain Scan Inc. assets to ScanMaster (the "Scan Inc. APA"); and

WHEREAS,
the Parties desire to clearly re-allocate their assets and liabilities so that each Party will fully own and be fully responsible for its respective business following the sale of ScanMaster, all in accordance with and subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions and Interpretation

1.1.	The Schedules and Preamble hereto form an integral part hereof.

1.2.
Unless the context otherwise requires, words denoting the singular number only shall include the plural and vice versa. Masculine terms shall include the feminine gender. Headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.3.
The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

1.4.	All capitalized terms used but not defined herein, shall have the meaning set forth in the SPA.

1.5.	For the purpose of this Agreement the following capital terms shall have the meaning set forth below:

1.5.1.
"Assets" means the goodwill, assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, wherever located as of the date hereof, or arising from or on account of the conduct of the applicable Business prior to the Closing, including, but not limited to, Intellectual Property and the specific assets listed in Schedule 1 and Schedule 2.

1.5.2.	"Business" means the EVS Business or the ScanMaster Business, as applicable.

1.5.3.
"Chief Scientist's Rights" - means all the rights, powers and privileges of the Ministry of Industry and Trade's Industrial Research and Development Administration by virtue of an instrument of approval which the Chief Scientist, by virtue of his power under Section 17(c) of the Encouragement of Industrial Research and Development Law, 5744-1984, including restrictions on certain of the Intellectual Property and the rights to receive royalty payments.

1.5.4.	"Contract" means any contract, agreement, arrangement or understanding, whether written or oral.

1.5.5.	"EVS Business" means the development, manufacture and sale of automatic inspection and quality monitoring systems for the textile and other fabric industries.

1.5.6.
"Intellectual Property" means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, utility models, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, re-examinations, extensions and reissues, and any equivalent rights in inventions and discoveries including invention disclosures; (iii) all databases and data collections and all rights therein throughout the world; (iv) all computer software including all source code, object code, algorithms, display screens, layouts, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, (v) confidential or proprietary information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (vi) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), all copyrights and mask works and all registrations and applications therefore, and all renewals, extensions, restorations and reversions thereof; (vii) all moral rights, however denominated; (viii) all other intellectual property or proprietary rights; in each case arising, recognized, used or registered (or subject to an application for registration therefore) anywhere in the world; and (ix) all documentation relating to any of the foregoing.

1.5.7.
"Liabilities" means all unpaid or unperformed obligations and liabilities in connection with a Party's Assets and/or Business, arising from or on account of the conduct of the applicable Business prior to the Closing, including, without limitation, the Chief Scientist Rights and other specific liabilities set forth in Schedule 1 and Schedule 2.

1.5.8.
“Liens” shall mean any charges, claims, community property interests, conditions, conditional sale or other title retention agreements, covenants, easements, encumbrances, equitable interests, exceptions, liens, mortgages, options, pledges, reservations, rights of first refusal, security interests, statutory liens, warrants, or restrictions of any kind, including any restrictions on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

1.5.9.	"Losses" shall mean all damages, awards and judgments imposed upon a party by a competent authority in a final irreversible judgment including reasonable attorney's fees;

1.5.10.	"ScanMaster Business" means the development, manufacture and sale of automated non-destructive inspection systems.

2.	Re-Allocation of Assets and Liabilities

2.1.
From and after the Closing Date, each Party will own its respective Assets, free and clear of all Liens of the other Party, and assume, perform, discharge and pay all its respective Liabilities as they become due.

3.	Third Party Guaranties

3.1.
From and after the Closing Date, any and all guarantees, undertakings and Liens of any form and sort ("Guarantees") granted by a party hereto ("Guarantor") in favor of the other party ("Beneficiary") (including guarantees and collaterals to banking and financial institutions) shall be forthwith cancelled and the Guarantor shall be totally and irrevocably released from any and all such Guarantees.

The Beneficiary undertakes to take any and all required actions and to provide any and all substitute Guarantees required to release the Guarantor from any Guarantees and to replace any Guarantees granted by Guarantor in favor of the Beneficiary, no later than 28 days of receipt of the Guarantor's first written notice informing it of such Guarantee.

4.	Enquiries, Payables and Receivables

4.1.	From and after the Closing, each Party shall promptly forward the other any enquiries in connection with the other Party's Business, including without limitation, any of the following:

4.1.1.	Requests for payment for goods and services furnished by a third Party;

4.1.2.	Requests for performance of unperformed obligations and liabilities under licenses, permits and Contracts;

4.1.3.	Requests for performance of all warranty, maintenance and support work; and

4.1.4.
Requests for payment of any Israeli or U.S. federal, state, local, foreign and other taxes, assessments, or other governmental charges, including, without limitation, income, estimated income, business, occupation, franchise, property, sales, use, employment or withholding taxes, including interest, penalties and additions in connection therewith.

4.2.
Immediately following receipt of any forwarded request as set forth in Section 4.1, the receiving Party shall promptly take all steps required to notify the third party that it is responsible for payment or performance, as the case may be, of such Liability, and shall be responsible, pursuant to Section 2.1 to assume, perform, discharge and pay any such Liability

4.3.
From and after the Closing, each Party shall inform the other and transfer to it, immediately upon receipt thereof, any and all amounts received by it in connection with any of the other Party's Assets or the Business. It is hereby made clear that all such amounts shall be deemed owned by the rightful owner and held for its benefit and on its behalf in trust by and until the transfer thereof.

5.	Checks

ScanMaster shall deliver to EVS, a number of post-dated checks or promissory notes, payable to EVS, each in the amount and date corresponding to the currently outstanding post-dated checks drawn on EVS in connection with ScanMaster Business and listed as part of ScanMaster's Liabilities on Schedule 2 ("ScanMaster Business Post-dated Checks").

In the event of promissory notes, each promissory note shall be returned to ScanMaster by EVS upon either: (i) receipt by EVS of a check drawn on ScanMaster payable to EVS for the applicable amount and date of the promissory note; or (ii) receipt by EVS of a funds transfer from ScanMaster for the amount of the applicable promissory note.

The provisions of Section 8 shall apply to this Section.

6.	Trademarks and Trade Names

As soon as practicable (and no longer than 60 days) after the Closing, each Party shall eliminate the use of all of the trademarks, trade names, service marks and service names of the other Party, in any of their forms or spellings, on all advertising, stationery, business cards, web sites, checks, purchase orders and acknowledgments, customer agreements and other contracts and business documents.

7.	Scan. Inc. Winding Up

7.1.
Subsequent to the Closing of the Scan Inc. APA, EVS and Scan Inc. in coordination with ScanMaster shall commence winding up proceedings with respect to Scan. Inc. as soon as it is reasonably feasible to commence such proceedings.

7.2.
ScanMaster shall solely and exclusively bear, be held responsible for, assume, and/or pay any amounts due, with respect to any costs, including inter alia legal costs, incurred by EVS and/or Scan Inc. in connection with the winding up of Scan Inc.

8.	Indemnification.

8.1.
From and after the Closing Date, each Party shall indemnify, defend and hold harmless the other Party and its respective directors, officers, agents and representatives (collectively, "Indemnified Persons") from and against any and all Losses which may be incurred or suffered by any such Indemnified Person and which may arise out of or result from the other Party's Assets, Business, Liabilities and /or in connection with Guarantees granted in such party's favor, including, without limitation, as set forth in Section 4.1.

8.2.
Notice to Indemnifying Party. If any Party (the "Indemnified Party") receives notice of any claim or other commencement of any action or proceeding with respect to which any other Party (the "Indemnifying Party") is obligated to provide indemnification pursuant to Section 8, the Indemnified Party shall promptly give the Indemnifying Party written notice thereof which notice shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder. The Indemnified Party shall not settle or compromise any claim by a third Party for which it is entitled to indemnification hereunder, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Section 8.3.  Failure by the Indemnified Party to give notice promptly will not affect the indemnification obligations of the Indemnifying Party except and to the extent the Indemnifying Party is prejudiced thereby.

8.3.
Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a Party to this Agreement, the Indemnifying Party at its sole cost and expense shall, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding using counsel of its choice (subject to the approval of the Indemnified Party, which approval may not be unreasonably withheld or delayed). The Indemnified Party shall be entitled to participate in the defense of any such action, with its counsel and at its own expense; provided, however, that if there exists a conflict of interests between the Indemnifying Party (or any constituent Party thereof) and the Indemnified Party, the Indemnified Party (or such constituent Party thereof) shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by the Indemnifying Party, but in no event shall the Indemnifying Party be liable to pay for the costs and expenses of more than one such separate counsel.  If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, the reasonable costs and expenses of which shall be paid by the Indemnifying Party, and the Indemnifying Party shall be entitled to participate in the defense of such action, with its counsel and at its own expense.  Notwithstanding the foregoing, however, a Party shall in all cases be entitled to control the defense of any such action if it (i) may result in injunctions or other equitable remedies in respect of the Party or its business; or (ii) may have an adverse impact on the Party's business or its financial condition even if the other Party pays all indemnification amounts in full.

8.4.
Subrogation.  Upon making any payment to an Indemnified Party for any indemnification claim pursuant to this Section 7, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any other parties with respect to the subject matter underlying such indemnification claim.

9.	Representations and Warranties of the Parties

Each Party represents and warrants that it has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by each Party and the consummation by each Party of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each Party. This Agreement has been duly and validly executed and delivered by each Party.

10.	Mutual Release

Other than as set forth in this Agreement (including the Schedules), EVS on the one part and ScanMaster on the other part (both including their respective affiliates, predecessors, successors, shareholders, directors, observers, employees, agents, attorneys, consultants or anyone acting on their behalf – such inclusion to apply to both sets of parties both as a releasing party and as a released party) mutually, permanently and irrevocably release each other, from any and all claims, actions or demands, known or unknown, past present or future, arising, directly or indirectly, out of, or related, in any way, to the period prior to the Closing.

Each Party represents and warrants that the financial undertakings and obligations of its counter party expressly contained: (i) herein; (ii) in the Creditor Agreement dated May 31, 2010; (iii) the SPA; and (iv) the Scan Inc. APA, constitutes the entire and complete outstanding debt and liability of such party to it, and such party hereby irrevocably waives any and all rights, claims and demands against such its counter party in connection with any other financial undertakings, obligations, liabilities and debts, and shall not be entitled to initiate  any legal proceeding and/or actions in connection therewith.

11.	Limitation of Liability

In no event shall either of the parties or any of their affiliates or any of their respective trustees, directors, officers,  employees and agents be liable to the other party or any of its affiliates, sublicensees or distributors for indirect, special, incidental or consequential damages of any kind arising in any way out of this agreement, however caused and on any theory of liability, including without limitation economic damages or lost profits, regardless of whether such party shall be advised, shall have other reason to know, or in fact shall know of the possibility of the foregoing.

12.	Miscellaneous

12.1.
Entire Agreement; Amendment. This Agreement, together with all exhibits and schedules hereto, and other documents contemplated hereby to be delivered by the Parties, covers the entire understanding of the Parties hereto, superseding all prior agreements or understandings relating to any of the subject matters hereof, and no modification or amendment of the terms and conditions shall be effective unless made in writing and signed by the Parties or their respective duly authorized agents.

12.2.	Taxes and expenses. Each of the Parties shall bear and pay all of its taxes and expenses (including legal costs) in connection with the negotiation, execution and performance of this Agreement.

12.3.
No Waiver. Any failure or delay on the part of either Party in the exercise of any right or privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any such right or privilege preclude other or further exercise thereof or any other right or privilege.

12.4.
Delays or Omissions. No failure or delay by a Party in exercising any claim, remedy, right, power or privilege under this Agreement shall operate as a waiver nor shall any single or partial exercise of any claim, remedy, right, power or privilege preclude any further exercise thereof or exercise of any other claim, right, power or privilege, nor shall it be construed to be a waiver of any such breach or default therein or in any similar breach or default thereafter occurring.

12.5.	Successors and Assigns. Neither Party may assign its rights, privileges or obligations under this Agreement without the express written consent of the other Party.

12.6.	No Third Party Beneficiaries. Other than pursuant to Sections 7 and 10, this Agreement shall not confer any rights or remedies on any person other than the Parties.

12.7.	Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall be deemed to constitute one and the same instrument.

12.8.
Severability. If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable the invalidity or unenforceability of such provision shall not affect the other provisions of this Agreement and all provisions not affected by such invalidity or unenforceability shall remain in full force and effect. The Parties hereby agree to substitute for any invalid or unenforceable provision a valid or enforceable provision which achieves to the greatest extent possible the economic legal and commercial objects of the invalid or unenforceable provision.

12.9.
Notices. All notices, requests, demands and other communications hereunder shall be made in writing, and shall be deemed to have been duly given if delivered by overnight courier, sent by mail to the respective parties or personally delivered addressed written above or to such other address as Purchaser or Seller may designate by written notice to the other Parties. Any such notices, requests, demands or other communications shall be deemed to have been duly given when received, if delivered personally or, if mailed, on the date five (5) days after the date so deposited in the mails, postage prepaid, return receipt requested or on the day following the day sent if sent by prepaid overnight delivery service.  Notices, requests and other communications hereunder may be delivered by electronic facsimile transmission (fax) or e-mail if confirmation by sender is made within three (3) Business Days by mail or personal delivery. All periods of notice shall be measured from the date of deemed delivery thereof.

12.10.
Governing Law & Forum. This Agreement shall be governed and construed under the laws of the State of Israel and the exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent courts in Tel Aviv or Hamerkaz District.

12.11.
Further Assurances. The Parties undertake to sign, whether prior to the Closing or thereafter, any document or instrument which may be required for the purpose of consummating and giving effect to the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Asset & Liability Re Allocation Agreement as of the date first set forth above.

Elbit Vision Systems Ltd. By: __________________ Title:__________________	ScanMaster Systems (IRT) Ltd. By: _________________ Title: ________________

Schedule 1

EVS Assets & Liabilities All assets and liabilities of EVS, as set forth in the financial statements and other records (including bank statements), balance sheets and lists of inventory and the like, of EVS, other than asotherwise set forth in this Schedule.

ASSETS

Subsidiaries

The entire outstanding share capital of IRT Scanmaster Inc.

Employees

Shmuel Cohen
Yaron Menashe
Elimelech Meir
Simon Yehuda
Ofer Chen
Gadi Ben Sela
Beni Mano
Mark Shendelov
Ran Bachar
John Bellow
Asher Algai
Carol McMillan (50% of cost- to be paid by EVS)

Equipment EVS shall retain for each of the employees listed above, such employee's computer terminal, laptop (if any), chair, table, cupboard and bookshelf.

Additional equipment to be divided between Scan and EVS as set forth in the attachment herein:

LIABILITIES

Debts

In an amendment dated June 3, 2010 to the Lease Agreement between EVS and Yehezkel Yakobi Ltd. ("Yakobi"), dated November 15, 2006 (the "Lease Agreement"), EVS agreed to pay Yakobi the amount of NIS 1,250,489  (the "Compensation Amount") in full and final settlement of all amounts arising out of the Lease Agreement. The amount setout in section 3.2.1.2 to the SPA reflected a reduction of $205,000 (out of which $113,000 was paid on behalf of EVS) representing the amount paid by the Purchasers towards the Compensation Amount on June 3, 2010. In the event that Yakobi brings any further claims against EVS in connection with the Lease Agreement (except with regard to any failure to pay all or any part of the Compensation Amount), EVS and ScanMaster shall share in equal part, the costs of any defence of such claims and any Losses arising therefrom.

Open legal claims as set forth in the following attachment:

Charges on Company property as set forth in attachment

Schedule 2

ScanMaster Assets & Liabilities

All assets and liabilities of ScanMaster, as set forth in the financial statements and other records (including bank statements), balance sheets and lists of inventory and the like, of ScanMaster, other than as described in this Schedule.

ASSETS

EMPLOYEES

Silviu Rabinowitz
Ofer Sela
Steven Saitowitz
Iris Buchmeyer
Jin Naquin
David Rahmes
Michael Baron
Michael Prilotzky
Avner De Suan
Selva Sigalov
Kosta Kandarov
Ilan Goldberg
Yuval Blank
Eran Zadok
Rami Elazar
Yelena Miltraiger
Beni Yaskovitz
Yaakov Vardi
Michael Pavzner
Irit Schwartz
Ofra Diel-Shviro
Roni Vardi
Sasson Raz
Igor Mindlin
Yaakov Kleinman
Dudi Chazan
Carol McMillan (50% of cost- to be paid by Scan)

EQUIPMENT

ScanMaster hall retain for each of the employees listed above, such employee's computer terminal, laptop (if any), chair, table, cupboard and bookshelf.

Additional equipment to be divided between Scan and EVS as set forth in the attachment herein:

Other Assets

All the assets acquired from IRT ScanMaster Inc. pursuant to the Scan Inc. APA.

LIABILITIES

Debts

In an amendment dated June 3, 2010 to the Lease Agreement between EVS and Yehezkel Yakobi Ltd. ("Yakobi"), dated November 15, 2006 (the "Lease Agreement"), EVS agreed to pay Yakobi the amount of NIS 1,250,489  (the "Compensation Amount") in full and final settlement of all amounts arising out of the Lease Agreement. The amount setout in section 3.2.1.2 to the SPA reflected a reduction of $205,000 (out of which $113,000 was paid on behalf of EVS) representing the amount paid by the Purchasers towards the Compensation Amount on June 3, 2010. In the event that Yakobi brings any further claims against EVS in connection with the Lease Agreement (except with regard to any failure to pay all or any part of the Compensation Amount), EVS and ScanMaster shall share in equal part, the costs of any defence of such claims and any Losses arising therefrom.

Salary obligations to Ofer Sela commencing from May 1, 2010

Payment of any sums owing under the checks described in the following attachment:

Payment to Chen Ofer (employee of EVS) to pay $11,411 in commissions due to him on sales of products related to the Business of ScanMaster.

Open legal claims as set forth in the following attachment:

Charges on Company property as set forth in attachment:

Other Liabilities

All the liabilities assumed from IRT ScanMaster Inc. pursuant to the Scan Inc. APA.